S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

March 2, 2009

To:

All Canadian Securities Regulatory Authorities

RE:  SAMEX Mining Corp. Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, we advise the following with respect to the upcoming Annual General Meeting for SAMEX Mining Corp.:

CUSIP Number	795912 10 4
Date of Meeting	May 26, 2009
Meeting Type	Annual General Meeting
Record Date for Notice	April 1, 2009
Record Date for Voting	April 1, 2009
Beneficial Ownership Determination Date	April 1, 2009
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to vote	Common
Meeting Location	Abbotsford, BC

Yours truly,

“Larry McLean”

______________________

Larry D. McLean

Vice President, Operations

cc:

Leschert & Company – by email

Attn:  Allen Leschert

Dale Matheson Carr-Hilton LaBonte – by email

Attn:  David Goertz & Carlson Yeung

US Securities & Exchange Commission – filed on EDGAR

Computershare Investor Services Inc. – by email

Attn:  Mita Garcia